EXHIBIT 99.1

CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Drilling Intersects New Vein Grading 7.54 gpt Gold over 18.6 m Length at New Polaris Project, BC,

Additional High-Grade Mineralization Outlined in C-West Main Vein

Vancouver, Canada – June 14, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces sample assay results from the C-10 vein (“C-10”), C-West Main vein (“CWM”) and a new deeper vein in seven more drill holes from the expanded drill program at its 100% owned New Polaris Gold project located in northwestern British Columbia, 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska.

Highlights:

•	7.41 grams per tonne (“gpt”) Au over 3.5 meters (“m”) from 483.7 m in the C-10, 7.70 gpt Au over 2.2 m from 549.8 m in the CWM and 7.54 gpt Au over 18.6 m from 679.8 m down hole in a new vein in Hole 22-1844E2W1A.

•	4.68 gpt Au over 1.4 m from 462.7 m in the C-10 vein, 10.1 gpt Au over 3.1 m from 539.7 m in the CWM and 12.3 gpt Au over 2.3 m from 578.5 m down hole in a new vein in Hole 22-1844E2.

•	5.27 gpt Au over 22.6 m from 453.2 m in the C-10 and 16.0 gpt Au over 6.1 m from 571.8 m in the CWM in hole 22-1844E2W2A.

Scott Eldridge, Canagold CEO, said, “We are pleased to announce the first two intercepts on a new vein that is deeper than the current maximum 600m depth of our resource. The grade and thickness of this new vein is of particular interest, over 18 meters in one hole, which puts it on the top 10 list of drill intercepts in the table below covering our recent 30,000 meter drill program.”

“This speaks to the depth potential to expand the resources at New Polaris, typical of other mesothermal gold deposits around the world. We continue to unlock shareholder value by demonstrating the potential to add resources at New Polaris.”

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Detailed information for the seven drill holes and the sample assay results and mineralized intercepts are provided in Table 1 and Table 2 below.

Top 10 Gold Mineralized Intercepts From 30,000m Drill Program:

Hole-ID	From (m)	To (m)	Length (m)	Au (gpt)	Vein
21-1783E2	378.0	391.0	13.0	15.8	CWM
21-1905E2	380.9	398.7	17.8	11.1	C10
21-1783E1	323.0	329.6	6.6	24.2	CWM
21-1890E1	343.0	351.4	8.4	17.1	C10
22-1844E2W1A	679.8	698.4	18.6	7.54	Unnamed
21-1783E5	433.6	437.5	3.9	30.8	CWM
22-1844E2W2A	453.2	475.8	22.6	5.27	C10
21-1750E1	299.0	308.0	9.0	12.0	CWM
21-1844E3	414.4	423.3	8.9	11.0	C9
22-1844E2W2A	571.8	577.9	6.1	16.0	CWM

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Further Details of Current Results:

Three of the other holes (21-1692E2, 21-1722E1W1 and 22-1700E2A) drilled into a region of elevation change in the geological model towards the southwest where the CWM structurally thins then widens again at significantly deeper elevation down dip as seen in holes 21-1844 and 21-1844E2W1A. This deeper repetition of the CWM style gold mineralization was observed in intercepts from other infill drill holes including 21-1783E4 and 21-1844E4 as well as previous drill holes such as P95C40, P95C44, P95C44A and 06-1685DE1.

The infill drill program was completed by the end of February 2022 for a total of 30,000 m in 54 drill holes. Assay results have now been received for 50 holes. The samples collected from the mineralized zone in all of those holes have been submitted to the ALS Geochemistry lab in Whitehorse, YT for gold analysis. Results from the remaining holes will be released as they are received in the coming weeks. Drilling equipment is being stored on site ready for the start of the next drilling campaign in the summer of 2022.

Infill Holes to Upgrade Inferred Resources to Indicated Resources

The current drill program is designed primarily to in-fill drill the Inferred Resources of the CWM vein system within the currently defined resources in the PEA*. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. The improved drill density will be used to upgrade parts of the Inferred Resources to Indicated Resources for inclusion in a future feasibility study.

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar April 18, 2019.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 meters in length and 14 meters in width. Average widths more commonly range from 2 to 5 meters.

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Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

"Scott Eldridge”

______________________________

Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:  Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700  Tel: (604) 604-416-0337  Cell: (604) 551-2360

Email: knox@canagoldresources.com  Website: www.canagoldresources.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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Table 1:  Drill Hole Collar Information

Hole ID	Mine East (m)	Mine North (m)	Elevation (m)	Dip (°)	Azimuth (°)	Final Depth (m)
21-1692E2	1691.6	540.0	18.6	-68	344	662
21-1722E1W1	1718.3	506.0	17.6	-68	350	677
21-1800E2	1802.0	523.5	19.7	-74	346	545
22-1700E2A	1699.6	591.5	19.3	-74	346	563
22-1844E2	1844.0	467.3	19.6	-78	342	611
22-1844E2W1A	1844.0	467.3	19.6	-78	342	719
22-1844E2W2A	1844.0	467.3	19.6	-78	342	749

Table 2:  Drill Core Sample Results Details

Hole ID	From (m)	To (m)	Length (m) [True Width]	Au (gpt)
21-1692E2	475.5	476	0.5 [0.4]	6.92
21-1722E1W1	478.5	479.6	1.1	1.36
21-1722E1W1	479.6	480.6	1.1	0.07
21-1722E1W1	480.6	481.8	1.2	3.86
21-1722E1W1	481.8	483.1	1.3	0.03
21-1722E1W1	483.1	484.2	1.1	0.10
21-1722E1W1	478.5	484.2	5.7 [4.8]	1.08
21-1800E2	446.4	447.4	1.0	7.3
21-1800E2	515.9	516.9	1.0	0.58
21-1800E2	516.9	517.4	0.5	1.13
21-1800E2	517.4	518.4	1.0	1.76
22-1800E2	515.9	518.4	2.5 [2.0]	1.16
22-1700E2A	451.0	452.0	1.0	1.44
22-1700E2A	452.0	452.6	0.6	0.19
22-1700E2A	452.6	453.0	0.4	1.13
22-1700E2A	451.	453.0	2.0 [1.5]	0.99
22-1844E2	462.7	463.2	0.5	8.9
22-1844E2	463.2	464.1	0.9	2.9
22-1844E2	462.8	464.1	1.4	4.68
22-1844E2	539.7	540.8	1.1	6.89
22-1844E2	540.8	541.4	0.6	6.76
22-1844E2	541.4	542.8	1.4	13.9
22-1844E2	539.7	542.8	3.0 [2.5]	10.1
22-1844E2	578.5	579.4	0.9	10.65
22-1844E2	579.4	580.1	0.7	15.6
22-1844E2	580.1	580.8	0.7	11.25
22-1844E2	578.5	580.8	2.3 [1.8]	12.3
22-1844E2W1A	483.7	484.4	0.7	9.95

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22-1844E2W1A	484.4	485.1	0.7	14.75
22-1844E2W1A	485.1	485.7	0.6	6.71
22-1844E2W1A	485.7	486.5	0.8	3.78
22-1844E2W1A	486.5	487.2	0.7	2.06
22-1844E2W1A	483.7	487.2	3.5	7.41
22-1844E2W1A	549.8	551.0	1.2	5.19
22-1844E2W1A	551.0	552.0	1.0	10.7
22-1844E2W1A	549.8	552.0	2.2 [1.5]	7.70
22-1844E2W1A	679.8	680.9	1.1	4.79
22-1844E2W1A	680.9	681.9	1.1	6.06
22-1844E2W1A	681.9	682.9	1.0	15.9
22-1844E2W1A	682.9	683.9	1.0	18.2
22-1844E2W1A	683.9	684.9	1.0	12.1
22-1844E2W1A	684.9	685.9	1.0	12.6
22-1844E2W1A	685.9	686.9	1.0	12.9
22-1844E2W1A	686.9	688.1	1.2	4.21
22-1844E2W1A	688.1	688.8	0.7	1.41
22-1844E2W1A	688.8	690.4	1.6	0.10
22-1844E2W1A	690.4	692.1	1.7	0.13
22-1844E2W1A	692.1	693.1	1.0	14.7
22-1844E2W1A	693.1	694.0	0.9	21.2
22-1844E2W1A	694.0	695.0	1.0	0.20
22-1844E2W1A	695.0	696.2	1.2	0.58
22-1844E2W1A	696.2	697.1	0.9	0.03
22-1844E2W1A	697.1	698.4	1.3	12.5
22-1844E2W1A	679.8	698.4	18.6 [12.9]	7.50
22-1844E2W2A	453.2	454.5	1.3	5.98
22-1844E2W2A	454.5	455.9	1.4	5.43
22-1844E2W2A	455.9	457.2	1.3	3.82
22-1844E2W2A	457.2	458.5	1.3	8.27
22-1844E2W2A	458.5	459.2	0.7	12.8
22-1844E2W2A	459.2	460.2	1.0	17.5
22-1844E2W2A	460.2	461.1	0.9	17.3
22-1844E2W2A	461.1	462.2	1.1	3.30
22-1844E2W2A	462.2	462.9	0.7	8.01
22-1844E2W2A	462.9	464.0	1.1	0.03
22-1844E2W2A	464.0	465.4	1.4	0.03
22-1844E2W2A	465.4	466.7	1.3	0.03
22-1844E2W2A	466.7	467.4	0.7	1.24
22-1844E2W2A	467.4	468.9	1.5	0.03
22-1844E2W2A	468.9	470.3	1.4	0.24
22-1844E2W2A	470.3	471.3	1.0	0.03

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22-1844E2W2A	471.3	472.4	1.1	11.8
22-1844E2W2A	472.4	473.5	1.1	13.3
22-1844E2W2A	473.5	474.4	0.9	0.03
22-1844E2W2A	474.4	475.8	1.4	5.78
22-1844E2W2A	453.2	475.8	22.6	5.27
22-1844E2W2A	571.8	573.2	1.4	2.91
22-1844E2W2A	573.2	574.3	1.1	31.3
22-1844E2W2A	574.3	575.3	1.0	13.0
22-1844E2W2A	575.3	576.3	1.0	10.8
22-1844E2W2A	576.3	577.5	1.2	21.1
22-1844E2W2A	577.5	577.9	0.4	24.2
22-1844E2W2A	571.8	577.9	6.1 [4.9]	16.0

Composites were calculated from length weighted Au sample interval results. Grade capping and cut-off have not been applied. True widths of mineralized veins of unknown orientation have not been calculated at this time.

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